EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2021 Financial Results; Provides Fourth Quarter 2021 Guidance

Company Q3 2021 Financial Result met the Guidance; Revenues, Gross Margin and EPS All Reached All-Time Highs
Provides Q4 2021 Guidance: Revenues to Increase by 4% to 8% sequentially, Non-IFRS Gross Margin is expected to be around 50%, Non-IFRS Profit per Diluted ADS to be around 78.0 Cents to 83.0 Cents

  Q3 financial result met the guidance; Revenues, GM and EPS all reached all-time highs
  Q3 revenues was $420.9M, an increase of 15.2% QoQ and up 75.4% YoY. Q3 GM reached 51.7%, up from the 47.5% in Q2 2021
  Q3 Non-IFRS after-tax profit was $138.9M, or 79.5 cents per diluted ADS
  Q4 revenues to increase by 4% to 8% QoQ. Non-IFRS GM around 50%. Non-IFRS profit attributable to shareholders to be in the range of 78.0 to 83.0 cents per fully diluted ADS. IFRS profit in the range of 74.5 to 79.5 cents per fully diluted ADS
  Himax has leading share in automotive driver market. Company’s automotive segment is on track to become its single largest revenue contributor starting 2022
  Himax has more than 60% global share in the non-iOS tablet TDDI market. Q4 sales of tablet TDDI to be up low-teens, a continuation from the solid and high base

TAINAN, Taiwan, Nov. 04, 2021 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter ended September 30, 2021.

“At this moment, we still feel the pressure amid stringent wafer capacity shortage in the mature process nodes where we are mainly anchored. The display driver industry has been among the most impacted by the severe foundry shortage since the beginning of last year and its supply-demand imbalance was exacerbated by the surging demands of some applications triggered by the pandemic. We believe the supply-demand imbalance will continue well into 2022. As such, we have made a long-term strategic decision to enter into multi-year contractual supply agreements with our foundry partners covering a wide range of product lines, including large display drivers, tablet and smartphone TDDIs, automotive and even OLED drivers, to safeguard the capacity needed for our short-term and long-term business. Naturally, in entering into supply agreements, our strategies toward some applications, notably automotive and OLED, are more aggressive than others. Backed by solid supply agreements, the automotive segment is on track to become our single largest revenue contributor starting 2022 and we will be able to solidify our leading position by further widening the gap with our competitors. Meanwhile, we also seek out similar contractual arrangements with many panel houses and certain leading end customers whereby customers make prepayments or deposits to us to secure their long-term chip supplies.” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Looking ahead to 2022, backed by secured capacity arrangements, the foundry capacity available to us is set to increase compared to this year, especially for automotive segment covering both traditional display drivers and TDDI where the overall shortage across the industry is expected to be the most severe. Revenue-wise, we are particularly upbeat about the growth prospects of a few high margin product areas. The most notable of these is the automotive segment where the robust demand for our traditional driver IC is backed by strong capacity support while TDDI, which we pioneered in mass production, is on track to grow exponentially from this quarter onwards. Moreover, non-driver products, especially our high end Tcon and WiseEye ultralow power AI solution, a new addition to our revenue stream, are slated for vigorous growth in the next few years. We expect a more diversified and balanced portfolio across sectors and are confident to deliver both top and bottom-line growth in 2022,” concluded Mr. Jordan Wu.

Third Quarter 2021 Financial Results

Himax recorded net revenues of $420.9 million, an increase of 15.2% sequentially and an increase of 75.4% compared to the same period last year. The sequential increase was at the middle range of the guidance of an increase of around 13% to 17% quarter-over-quarter. The 51.7% gross margin, at the upper range of the guidance of 50.5% to 52.0%, was an increase from the already high level of 47.5% for the second quarter 2021. Non-IFRS profit per diluted ADS was 79.5 cents, at the upper end of the estimates of 75.0 cents to 81.0 cents. IFRS profit per diluted ADS was 68.0 cents, towards the upper range of its guidance of 63.0 cents to 69.0 cents.

Revenue from large display drivers was $117.6 million in Q3, up 37.6% sequentially and more than doubled year-over-year with sales growing through all three major product areas, namely TV, monitor and notebook. Both monitor and notebook IC revenues delivered impressive growth of around 60% sequentially as a result of persisting IT demand derived from remote working and distance schooling. TV revenue was up over 20% sequentially mainly due to strong shipments of high-end TV products, including those for a world-leading end customer, despite a dip in worldwide TV shipments during the quarter. Large panel driver ICs accounted for 27.9% of total revenues for this quarter, compared to 23.4% in the second quarter of 2021 and 23.2% a year ago.

Small and medium-sized display drivers saw resilient sales with revenue of $252.3 million, up 9.4% sequentially and up 66.4% year-over-year. Automotive segment continued strong growth momentum and delivered a more than 30% sequential increase in Q3. Himax’s automotive segment has repeatedly been the fastest growing sector among the small and medium-sized driver IC segment. Tablet sales demonstrated another consecutive sequential increase, up low-teens quarter over quarter, while smartphone sales posted single digit sequential decline reflecting its capacity allocation decision favoring tablet over smartphone. Small and medium-sized driver IC segment accounted for 59.9% of total sales for the quarter, compared to 63.1% in the previous quarter and 63.2% a year ago.

The third quarter smartphone sales reached $77.1 million, as mentioned earlier, down single digit sequentially but up more than 20% compared to the same period last year. The smartphone segment represented around 18% of total sales in Q3. Even with lower sales, its smartphone TDDI sales were still capped by severe capacity constraint. As highlighted many times before, Company’s smartphone and tablet TDDIs share the same process pool. Himax continued with its strategy to favor tablet TDDI shipment over smartphone as Himax is the preferred main or sole vendor for major non-iOS tablet names. Sales of traditional smartphone display drivers grew strongly in Q3 as expected due to seasonal demand from key customers. Nevertheless, the traditional smartphone DDICs are quickly being replaced by TDDI and AMOLED.

Tablet revenue made another record high in the third quarter, reaching $94.3 million in sales that grew low-teens sequentially and were up more than 75% year-over-year. Himax’s tablet sales continued to grow with accelerated TDDI penetration among leading non-iOS names where the Company continued to enjoy leading market share. Its position is particularly strong in the higher end area, such as active stylus design, higher frame rate and bigger sized tablet. It’s worth highlighting that shipment of TDDI with active stylus feature already represented over 30% of tablet TDDI sales in Q3. Yet Company’s shipments were still limited by the ongoing industry-wide capacity shortage. Revenue of traditional discrete driver ICs for tablet was up single digit sequentially in the third quarter while its market continued to be quickly eroded by TDDI. Tablet revenue in this quarter represented the highest sales proportion of all the product lines and accounted for more than 22% of total sales.

Third quarter driver IC revenue for automotive amounted to $71.6 million, up 34.3% sequentially and up more than 150% year-over-year, attributable to Company’s market share gains in an expanding market as panels inside a car continue to grow in both quantity and size. Automotive driver IC business accounted for around 17% of total revenues in the quarter. As a reminder, the automotive driver ICs enjoy high gross margins and higher revenue contribution from automotive can bolster Himax’s corporate gross margin. Himax expects to see robust and sustainable growth in this area for the coming quarters.

Third quarter revenue from its non-driver businesses was $51.0 million, up mid-single digit sequentially and up more than 50% year-over-year. Tcon business registered a mid-teens sequential growth and was up more than 140% year-over-year, driven by high value-added product areas such as 4K/8K TV, gaming monitor, and low power notebook. Non-driver products in Q3 accounted for 12.2% of total revenues, as compared to 13.5% in the second quarter of 2021 and 13.6% a year ago.

Non-IFRS Gross margin for the third quarter was 51.7%, up 4.2 percentage points from 47.5% of the previous quarter and greatly increased from 22.4% of the same period last year. IFRS gross margin was 51.5% for the quarter. The sequential increase was mainly a reflection of the tight foundry capacity which resulted in a more favorable IC pricing and product mix.

Non-IFRS operating expenses for the third quarter were $44.5 million, up 13.1% from the previous quarter and up 14.2% from a year ago mainly because of increased salary and R&D expenses. IFRS operating expenses were $68.5 million in the third quarter, up 73.1% from the preceding quarter and up 55.1% from a year ago. The difference is mainly due to the annual bonus compensation the Company awards employees at the end of September each year. This year, the annual bonus compensation including RSUs and cash payouts was in line with the guidance it mentioned on last earnings call that totaled $74.7 million, out of which $24.8 million was immediately vested in the third quarter. The remainder will be equally vested at the first, second and third anniversaries of the grant date.

Reflecting the higher sales and better gross margin, non-IFRS operating income was $173.4 million, or 41.2% of sales, versus 36.8% of sales in the last quarter. Again, both operating income and operating margin reached historical highs. Non-IFRS after-tax profit was $138.9 million, or 79.5 cents per diluted ADS, a new record high and up significantly from $109.1 million, or 62.4 cents per diluted ADS, of the last quarter.

Balance Sheet and Cash Flow

Himax had $250.8 million of cash, cash equivalents and other financial assets as of September 30, 2021, compared to $142.9 million at the same time last year and $270.4 million a quarter ago. The lower cash balance was derived mainly from $47.4 million payments of cash dividends and payments made for the purpose of securing long-term foundry capacity, somewhat offset by payments received from customers for the purpose of securing their long-term chip supply. The third quarter saw a strong operating cash inflow of $60.5 million, compared to $33.5 million at the same time last year but lower than $85.2 million a quarter ago for the same reasons stated above. Restricted cash was $156.8 million at the end of Q3, compared to $112.1 million a quarter ago and $104.0 million a year ago. The restricted cash was mainly used to guarantee the short-term secured borrowings for the same amount. Himax had $54.0 million of long-term unsecured loans as of the end of Q3, of which $6.0 million was current portion.

The Company’s quarter-end inventories as of September 30, 2021 were $160.9 million, up from $134.2 million last quarter and up from $125.7 million a year ago. Amid tight foundry capacity where demand still far outpaces supply, the Company continues to pursue an aggressive inventory buildup strategy. The vast majority of Company’s inventory position now is comprised of work-in-process goods, while finished goods are promptly shipped as soon as they are ready. Accounts receivable at the end of September 2021 was $400.9 million, up from $329.0 million last quarter and up from $221.1 million a year ago due to higher sales. DSO was 100 days at the quarter end, as compared to 99 days a year ago and 88 days at the end of the last quarter. Third quarter capital expenditures were $2.1 million, versus $1.4 million last quarter and $1.2 million a year ago. The third quarter capex was mainly for R&D related equipment of Company’s IC design business.

Outstanding Share

As of September 30, 2021, Himax had 174.3 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total number of ADS outstanding was 174.7 million.

Q4 2021 Outlook

At this moment, Himax still feels the pressure amid stringent wafer capacity shortage in the mature process nodes where it is mainly anchored. While the semiconductor industry continues to push towards advanced process nodes for applications such as 5G and HPC that demand high processing power, the system implementations of these applications also boost the demands for various companion chips such as PMIC, CIS and display driver that all share similar mature process pools. In addition, major increases of wafer consumption also come from a few fast-growing new areas such as AIoT and EV which also require mature process nodes. As Himax has highlighted many times, the industry has lacked major mature process capacity investment in years and the explosive demand from the above applications has led to significant capacity shortage. The display driver industry has been among the most impacted by the severe foundry shortage since the beginning of last year and its supply-demand imbalance was exacerbated by the surging demands of some applications triggered by the pandemic. Himax believes the supply-demand imbalance will continue well into 2022. As such, the Company has made a long-term strategic decision to enter into multi-year contractual supply agreements with its foundry partners covering a wide range of product lines, including large display drivers, tablet and smartphone TDDIs, automotive and even OLED drivers, to safeguard the capacity needed for Company’s short-term and long-term business. Naturally, in entering into supply agreements, Himax’s strategies toward some applications, notably automotive and OLED, are more aggressive than others. Backed by solid supply agreements, the automotive segment is on track to become Company’s single largest revenue contributor starting 2022 and Himax will be able to solidify its leading position by further widening the gap with its competitors. Meanwhile, Himax also seeks out similar contractual arrangements with many panel houses and certain leading end customers whereby customers make prepayments or deposits to the Company to secure their long-term chip supplies. All of these contractual arrangements are made following meticulous calculations of in-depth supply-demand projections among parties and typically cover the quantity deemed necessary to sustain the parties’ businesses. They help alleviate the capacity pressure and are poised to boost collective organic growth of Himax’s customers, foundry partners and the Company for the next few years.

Looking ahead to 2022, backed by secured capacity arrangements, the foundry capacity available to us is set to increase compared to this year, especially for automotive segment covering both traditional display drivers and TDDI where the overall shortage across the industry is expected to be the most severe. Revenue-wise, Himax is particularly upbeat about the growth prospects of a few high margin product areas. The most notable of these is the automotive segment where the robust demand for Company’s traditional driver IC is backed by strong capacity support while TDDI, which it pioneered in mass production, is on track to grow exponentially from this quarter onwards. Moreover, non-driver products, especially Himax’s high end Tcon and WiseEye ultralow power AI solution, a new addition to its revenue stream, are slated for vigorous growth in the next few years. The strength in these high margin businesses will provide a solid support for Company’s corporate margin. Again, gross margin expansion will continue to be one of its major business goals. Himax expects a more diversified and balanced portfolio across sectors and are confident to deliver both top and bottom-line growth in 2022.

Display Driver IC Businesses

LDDIC

Himax expects Q4 large display driver IC revenue is projected to increase by high-single digit sequentially. The buoyant market growth it experienced for NB and monitor is expected to extend into Q4 with more than 20% sequential sales increase in both sectors. Conversely, Himax’s Q4 TV driver sales are expected to drop slightly due mainly to softer end-market demand. While the Company faces partial market softness, Himax is armed with a diversified and comprehensive product offering covering TV, monitor and notebooks, which allows the company to take swift actions together with its customers and suppliers to redirect the production towards where market demand stays strong. Looking into 2022, backed by tight strategic relationships with some of the leading end customers in TV, monitor and NB markets, Company’s project design coverage across all markets with all major panel makers remains strong. With the prevailing shortage expected to continue, especially given that much of the global large display driver ICs are still manufactured on 8” wafer where the room for capacity expansion is extremely limited, Himax remains positive on the prospect of its large display driver business.

The consumer market continues to grow its appetite toward advanced displays with surging adoption of high-end features, such as slim border design, higher refresh rate, high-aspect-ratio curved-view displays and low power, all of which implies much more IC used per device. These advanced features adopt more sophisticated IC designs and consume more wafer area, which lower the chip quantity output on a per wafer basis. On the other hand, it increases the content value in terms of dollar per wafer sales. Himax continues to lead in these areas with decent market share, providing one-stop shopping for clients who need driver ICs, advanced Tcons or total solution.

SMDDIC

In Q4, revenue is expected to increase by low-teens sequentially and more than 50% year-over-year. Sales for smartphone is set to grow by high teens sequentially and more than 30% year-over-year. As for the tablet segment, Himax expects sales to be flat sequentially after successive quarterly growth driven by the steady rise of TDDI penetration. The Q4 automotive driver business, again, is poised to grow by double digit sequentially and more than double year-over-year, despite the adverse impact on global automotive production caused by chip shortage. However, Company’s growth is hindered by stalled supply in capacity that prevents it from meeting all customer demands. In the fourth quarter, the Company expects smartphone, tablet and automotive driver sales to be about equal in revenue contribution with automotive sales outgrowing the other two segments.

Q4 smartphone TDDI sales is expected to increase double digit sequentially despite the outbreak of delta variant continuing to weigh heavily on worldwide smartphone market, especially in the southern Asia area. Himax’s supply for smartphone is still limited by the total capacity accessible to us where it can only support shipment to selected names. Looking ahead at Company’s smartphone TDDI lineups, the Company is undertaking new design developments supporting higher frame rate, ultra slim bezel and higher resolution features. Successful engagements with some key customers have been achieved in Q4 with more customers indicating their interest for their next launches. Traditional drivers for smartphone, running at relatively low volume, are expected to decline for the fourth quarter due mainly to TDDI replacement.

Himax maintains its leadership position in the tablet segment, particularly in advanced TDDI sector, where it has more than 60% global share in the non-iOS tablet TDDI market. In the fourth quarter, Himax expects sales of tablet TDDI to be up low-teens, a continuation from the solid and high base in Q3. Himax’s TDDI is supporting further feature upgrades for customers’ next generation products covering higher frame rate, super high resolution, larger than 11-inches display and better precision active stylus running on different operating systems. What’s more, Company’s tablet TDDI solution for the fast-expanding educational market has been successfully and widely adopted by leading Chinese players. Revenue of traditional DDIC for tablet is expected to decline double digit sequentially, resulting from replacement by TDDI as the Company mentioned repeatedly and also severe capacity constraint.

Himax's automotive sector was the highest growth area among its display driver business. In Q4 Company’s automotive IC sales are expected to grow double digit sequentially on the backdrop of worldwide key component shortage and serious port congestion that is hurting automobile sales worldwide. Looking ahead, the increase in the number, size and sophistication of displays inside the vehicle is evolving at a rapid rate, all indicating much more driver IC demand per vehicle. Having foreseen the growing automotive display demand, Himax entered into long-term agreements with its strategic foundry partner back in early 2020 and secured a major increase in capacity for not only this year but also next few years. That, together with Company’s strong customer engagements, enables robust shipment and sales growth amidst the prevailing IC shortage.

Car interiors are increasingly catering to more stylish, interactive and free-formed displays with ever improving image quality, made possible with panels equipped with advanced technologies such as TDDI and local dimming. In-cell TDDI for automotive, while still in small volume, will continue to increase in penetration and adoption on the center information display and rear seat infotainment display. Himax is the front runner who kick-started the industry’s first automotive TDDI mass production back in 2019, followed by Gen 2 automotive TDDI which also went into mass production in Q3 this year. Right now, Himax is dominating in the new TDDI design-ins with multiple tier-1 customers, panel makers as well as car manufacturers across the continents. TDDI brings driver IC vendors much higher content value on a per panel basis, provides better profit margin and represents a high barrier of entry for late comers. Himax is glad to report that, while still accounting for a small portion of its automotive business for now, Himax shipped over a million automotive TDDI chips within the third quarter alone, marking a major milestone for Company’s automotive TDDI business. As automotive TDDI is being adopted and put into mass production rapidly, Himax anticipates more aggressive shipment momentum to carry over into Q4 and throughout 2022. Himax believes TDDI for automotive will soon become a major growth engine for Himax’s small and medium-sized panel driver IC business.

Himax mentioned in the last earnings call that it was also leading the industry with the first launch of the cutting-edge LTDI (Large-display Touch and Driver Integration) solution. This technology incorporates sophisticated multi-chip system design and is essential for very large-sized, slim and curved automotive displays. Himax is glad to report that the introduction of the technology was met with enthusiastic responses from several OEMs and panel makers. Combining all these leading technologies with strong capacity support that it has secured with its foundry partners, Himax expects its automotive display driver business to enjoy exceptional growth going forward.

Himax remains committed to OLED technology where it continues to commit R&D effort on not only driver ICs, but also Tcon for smartphone, wearable, tablet and automotive areas, in partnership with major Chinese and Korean panel makers. In the fourth quarter, Himax aims to successfully roll out production for the flexible AMOLED driver and Tcon for automotive application in collaboration with BOE Varitronix, a subsidiary of BOE, the world’s largest TFT LCD player. In view of serious constraints on OLED display driver capacity in the next few years, Himax has also secured meaningful capacity for smartphone OLED drivers.

Non-Driver Product Categories

TCON

For Q4, the Company anticipates Tcon sales to decrease by mid-teens sequentially as a result of weaker demand in TV and Chromebook NB sectors after multiple quarters of strong shipments. While still limited by accessible foundry capacity, Himax is optimistic about long term growth prospects of the Tcon business where it continues to engage customers with high-end product areas including 4K/8K TV, gaming monitor, and low power notebook. Looking ahead, Himax is particularly excited about the potential for automotive Tcon where Himax’s cutting-edge local dimming Tcon has won numerous project awards and penetrated into new car model launches of OEMs and tier-1 car makers. Himax believes Tcon segment will be one of the driving forces for Company’s non-driver business moving forward.

WLO

In the fourth quarter, Company’s WLO revenue is expected to decline substantially as a result of lower shipments to an anchor customer. Moving forward, Himax will continue to support the shipment for customer’s legacy products. Nevertheless, the WLO technology continues to play an important role in shaping next generation optical applications. Himax’s exceptional optical design knowledge, together with Company’s production proven nanoimprinting capabilities and mass manufacturing experience, allow us to deliver high-quality solutions to meet the requirements of the future generation optical applications across automotive, consumer, industrial, and medical applications.

3D Sensing

Himax’s proprietary 3D decoder IC, that provides accurate 3D perception data processing and low power operation with rigorous data security protection, plays a vital role in areas such as secure payments and personnel identification used in door lock and industrial access control applications. It has been broadly adopted in leading e-payment ecosystems in China since its initial mass production in the second half of 2020. Further new design-in sockets are on the way, which will lead to growing volume starting next year with accelerated adoption of Himax’s 3D total solution in various fields such as manufacturing automation, medical inspection, automotive owner recognition and intelligent service robot, and much more.

Ultralow power smart sensing

To maximize market visibility and explore potential applications, Himax continues to push forward with two WiseEye business models, namely total solution and discrete component.

Himax’s WiseEye total solution incorporates Himax ultralow power CMOS image sensor, its proprietary AI processor and CNN-based AI algorithm. It is designed for a wide range of ultralow power use cases in consumer electronics that aim to modernize legacy end-point devices, which lack AI capability, with ultralow power computer vision AI. Equipped with AI capability, WiseEye is capable of processing data locally on the end device with just metadata output while avoiding the need to transport massive data to the cloud, thereby improving response time, saving bandwidth and power and, last but not least enhancing data security. Himax is pleased to report that the design-win with a top-tier name for a mainstream application that it indicated earlier is on track to enter into mass production in Q4. Equally important, the number of awarded projects is growing quickly, covering a broad range of applications, including notebook, home appliances, utility meter, automotive, battery-powered surveillance camera, panoramic video conferencing, and medical, just to name a few. Some applications are already slated for mass production at the end of this year. In addition to consumer electronics players who aim to add AI capability to their products, within just one year since Himax started sampling, Company’s WiseEye solution has also drawn much attention from cloud service providers who look for secure and low-power edge AI devices to help collect big data for their cloud-based services. Himax is excited by the potential opportunities presented by the edge-to-cloud platform collaboration, opening up new market frontiers for us in areas such as smart city, smart office, healthcare, agriculture, retail and factory automation. Himax anticipates more design-wins awards and growing volume shipments starting next year.

For WiseEye key component business model, the Company continues to leverage its key partners to amplify its offering and encourage adoption of Company’s ultralow power solution in AI communities, which also have strong appetites for ultralow power smart sensing AI. Being the official partner of prominent AI platforms such as Google TensorFlow Lite for Microcontrollers, Microsoft Azure, Arm AI Partner Program, and tinyML Foundation, Himax gets to enjoy the enormous network of these ecosystems and their numerous participants. Himax continues to receive inquiries from large corporations and individual developers alike with hundreds of evaluation boards and developments kits having been purchased online and distributed across the globe. Additionally, Himax continued its marketing efforts through joint webinars and other online activities with several well-known platform partners such as Edge Impulse, Digi-Key and SparkFun. Himax is confident that WiseEye will be one of the major growth drivers for its non-driver segment looking ahead into 2022 and beyond.

For non-driver IC business, the Company expects revenue to decrease single digit sequentially in the fourth quarter.

Fourth Quarter 2021 Guidance
The Company is providing the following financial guidance for the fourth quarter of 2021:
Net Revenue:	To increase by 4% to 8% sequentially
Non-IFRS Gross Margin:	To be around 50%, depending on final product mix
Non-IFRS Profit:	To be 78.0 cents to 83.0 cents per diluted ADS
IFRS Profit:	To be 74.5 cents to 79.5 cents per diluted ADS

HIMAX TECHNOLOGIES THIRD QUARTER 2021 EARNINGS CONFERENCE CALL
DATE:	Thursday, November 4th, 2021
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	5482023
WEBCAST:	https://edge.media-server.com/mmc/p/383vph6b

A replay of the call will be available beginning two hours after the call through 10:30 a.m. US EST on November 12nd, 2021 (10:30 p.m. Taiwan time, November 12nd, 2021) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 5482023. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through November 4th, 2022.

Non-IFRS Financial Measures

Himax provides investors with gross profit, gross margin, operating income, operating margin, profit attributable to stockholders and diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders on a non-IFRS basis to review and assess the Company's operating performance, which is not required by, or presented in accordance with, IFRS. The presentation of these non-IFRS financial measures are not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with IFRS.

Himax believes that providing certain of these measures allow investors to identify underlying trends in the Company’s business and enhance the overall understanding of the Company’s past performance and future prospects with respect to key metrics used by the Company in its financial and operational decision-making. However, the use of the non-IFRS measure has limitations as an analytical tool, and investors should not consider them in isolation from, or as substitute for analysis of, the Company’s results of operations or financial condition as reported under IFRS. Further, non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

Reconciliations between IFRS and Non-IFRS financial data are attached to this press release.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power smart sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,021 patents granted and 498 patents pending approval worldwide as of September 30, 2021. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2020 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America

Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2021	2020	2021

Revenues
Revenues from third parties, net	$420,912	$239,934	$365,257
Revenues from related parties, net	26	-	4
	420,938	239,934	365,261

Costs and expenses:
Cost of revenues	204,213	186,329	191,665
Research and development	51,399	33,073	28,924
General and administrative	9,025	6,530	6,398
Sales and marketing	8,057	4,558	4,248
Total costs and expenses	272,694	230,490	231,235

Operating income	148,244	9,444	134,026

Non operating income (loss):
Interest income	178	157	220
Changes in fair value of financial assets at fair value through profit or loss	43	131	(21)
Foreign currency exchange gains (losses), net	226	(139)	(559)
Finance costs	(269)	(314)	(260)
Share of losses of associates	(282)	(191)	(184)
Other income	89	96	50
	(15)	(260)	(754)
Profit before income taxes	148,229	9,184	133,272
Income tax expense	30,379	1,124	24,954
Profit for the period	117,850	8,060	108,318
Loss attributable to noncontrolling interests	866	391	573
Profit attributable to Himax Technologies, Inc. stockholders	$118,716	$8,451	$108,891

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.680	$0.049	$0.623
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.680	$0.049	$0.623

Basic Weighted Average Outstanding ADS	174,677	172,730	174,667
Diluted Weighted Average Outstanding ADS	174,692	173,447	174,729

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2021	2020

Revenues
Revenues from third parties, net	$1,095,152	$611,512
Revenues from related parties, net	50	-
	1,095,202	611,512

Costs and expenses:
Cost of revenues	580,600	476,727
Research and development	109,846	89,165
General and administrative	21,195	17,996
Sales and marketing	16,491	11,888
Total costs and expenses	728,132	595,776

Operating income	367,070	15,736

Non operating income (loss):
Interest income	593	816
Changes in fair value of financial assets at fair value through profit or loss	(11)	(17)
Foreign currency exchange gains (losses), net	222	(193)
Finance costs	(789)	(1,458)
Share of losses of associates	(740)	(270)
Other income	150	153
	(575)	(969)
Profit before income taxes	366,495	14,767
Income tax expense	74,032	2,953
Profit for the period	292,463	11,814
Loss attributable to noncontrolling interests	2,040	1,314
Profit attributable to Himax Technologies, Inc. stockholders	$294,503	$13,128

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$1.687	$0.076
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$1.685	$0.076

Basic Weighted Average Outstanding ADS	174,587	172,643
Diluted Weighted Average Outstanding ADS	174,823	173,284

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)
The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended September 30,		Three Months Ended June 30,
	2021	2020	2021
Share-based compensation
Cost of revenues	$675	$72	$-
Research and development	17,200	4,076	-
General and administrative	2,272	328	-
Sales and marketing	3,124	537	-
Income tax benefit	(4,773)	(1,081)	-
Total	$18,498	$3,932	$-

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$275	$276	$276
Income tax benefit	(64)	(65)	(64)
Total	$211	$211	$212

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$432	$-	$-
Research and development	810	-	-
General and administrative	95	-	-
Sales and marketing	245	-	-
Income tax benefit	(76)	-	-
Total	$1,506	$-	$-

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Nine Months Ended September 30,
	2021	2020
Share-based compensation
Cost of revenues	$675	$87
Research and development	17,200	4,467
General and administrative	2,272	368
Sales and marketing	3,124	603
Income tax benefit	(4,773)	(1,176)
Total	$18,498	$4,349

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$828	$829
Income tax benefit	(193)	(194)
Total	$635	$635

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$432	$-
Research and development	810	-
General and administrative	95	-
Sales and marketing	245	-
Income tax benefit	(76)	-
Total	$1,506	$-

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	September 30, 2021	September 30, 2020	June 30, 2021
Assets
Current assets:
Cash and cash equivalents	$229,197	$131,823	$251,725
Financial assets at amortized cost	17,861	8,294	13,542
Financial assets at fair value through profit or loss	3,765	2,734	5,144
Accounts receivable, net	400,877	221,100	329,019
Accounts receivable from related parties	20	-	4
Inventories	160,947	125,725	134,243
Income taxes receivable	93	81	91
Restricted deposit	156,800	104,000	112,100
Other receivable from related parties	1,209	1,200	1,209
Other current assets	54,530	26,294	28,962
Total current assets	1,025,299	621,251	876,039
Financial assets at fair value through profit or loss	13,943	13,480	13,902
Financial assets at fair value through other comprehensive income	422	730	557
Equity method investments	3,920	3,761	4,205
Property, plant and equipment, net	133,874	135,123	137,031
Deferred tax assets	7,979	14,714	8,043
Goodwill	28,138	28,138	28,138
Other intangible assets, net	7,004	7,550	7,147
Restricted deposit	36	138	35
Refundable deposits	87,001	1,273	79,154
Other non-current assets	20,285	832	437
	302,602	205,739	278,649
Total assets	$1,327,901	$826,990	$1,154,688
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	$6,000	$6,000	$6,000
Short-term secured borrowings	151,400	104,000	104,000
Accounts payable	224,309	153,153	208,302
Accounts payable to related parties	1,981	-	2,186
Income taxes payable	61,217	5,340	39,587
Other payable to related parties	3,002	2,480	2,804
Contract liabilities	19,058	2,774	6,567
Other current liabilities	43,625	35,926	88,506
Total current liabilities	510,592	309,673	457,952
Long-term unsecured borrowings	48,000	54,000	49,500
Net defined benefit liabilities	48	51	48
Deferred tax liabilities	947	1,222	1,011
Other non-current liabilities	37,098	16,689	32,513
	86,093	71,962	83,072
Total liabilities	596,685	381,635	541,024
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	108,108	106,276	108,180
Treasury shares	(5,761)	(8,486)	(5,788)
Accumulated other comprehensive income	(822)	(980)	(545)
Retained earnings	519,696	238,931	400,980
Equity attributable to owners of Himax Technologies, Inc.	728,231	442,751	609,837
Noncontrolling interests	2,985	2,604	3,827
Total equity	731,216	445,355	613,664
Total liabilities and equity	$1,327,901	$826,990	$1,154,688

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2021	2020	2021

Cash flows from operating activities:
Profit for the period	$117,850	$8,060	$108,318
Adjustments for:
Depreciation and amortization	5,292	5,530	5,449
Share-based compensation expenses	97	251	-
Gain on disposal of property, plant and equipment, net	-	(2)	-
Changes in fair value of financial assets at fair value through profit or loss	(43)	(131)	21
Interest income	(178)	(157)	(220)
Finance costs	269	314	260
Income tax expense	30,379	1,124	24,954
Share of losses of associates	282	191	184
Inventories write downs	1,224	2,205	1,646
Unrealized foreign currency exchange losses	27	32	544
	155,199	17,417	141,156
Changes in:
Accounts receivable	(71,858)	(15,025)	(39,952)
Accounts receivable to related parties	(16)	-	25
Inventories	(27,928)	33,544	(20,944)
Other receivable from related parties	-	-	6
Other current assets	(455)	(398)	(2,219)
Other non-current assets	(19,460)	-	-
Accounts payable	16,007	(8,321)	16,898
Accounts payable to related parties	(205)	-	997
Other payable to related parties	198	(260)	307
Net defined benefit liabilities	-	1	1
Contract liabilities	12,491	1,436	(127)
Other current liabilities	1,896	2,143	633
Other non-current liabilities	3,651	4,139	(1,188)
Cash generated from operating activities	69,520	34,676	95,593
Interest received	112	120	317
Interest paid	(269)	(313)	(260)
Income tax paid	(8,852)	(1,010)	(10,453)
Net cash provided by operating activities	60,511	33,473	85,197

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,128)	(1,162)	(1,398)
Proceeds from disposal of property, plant and equipment	-	2	-
Acquisitions of intangible assets	(283)	-	(144)
Acquisitions of financial assets at amortized cost	(8,384)	(866)	(2,658)
Proceeds from disposal of financial assets at amortized cost	4,009	3,787	1,025
Acquisitions of financial assets at fair value through profit or loss	-	(9,547)	(13,007)
Proceeds from disposal of financial assets at fair value through profit or loss	1,339	6,866	14,797
Increase in refundable deposits	(33,007)	(345)	(59,563)
Releases (pledges) of restricted deposit	2,699	(3)	2,700
Cash received in advance from disposal of land	3,075	1,486	-
Net cash provided by (used in) investing activities	(32,680)	218	(58,248)

Cash flows from financing activities:
Payments of cash dividends	(47,404)	(4)	(20)
Proceeds from issuance of new shares by subsidiaries	-	884	-
Purchases of subsidiary shares from noncontrolling interests	(152)	-	-
Proceeds from short-term unsecured borrowings	-	10,000	-
Repayments of short-term unsecured borrowings	-	(68,403)	-
Proceeds from long-term unsecured borrowings	-	60,000	-
Repayments of long-term unsecured borrowings	(1,500)	-	(1,500)
Proceeds from short-term secured borrowings	233,200	107,000	60,000
Repayments of short-term secured borrowings	(185,800)	(167,000)	(60,000)
Releases (pledges) of restricted deposit	(47,400)	60,000	-
Payment of lease liabilities	(1,225)	(709)	(1,236)
Proceeds from exercise of employee stock options	30	253	35
Net cash provided by (used in) financing activities	(50,251)	2,021	(2,721)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(108)	(19)	119
Net increase (decrease) in cash and cash equivalents	(22,528)	35,693	24,347
Cash and cash equivalents at beginning of period	251,725	96,130	227,378
Cash and cash equivalents at end of period	$229,197	$131,823	$251,725

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2021	2020

Cash flows from operating activities:
Profit for the period	$292,463	$11,814
Adjustments for:
Depreciation and amortization	16,013	17,165
Share-based compensation expenses	97	763
Gain on disposal of property, plant and equipment, net	-	(244)
Changes in fair value of financial assets at fair value through profit or loss	11	17
Interest income	(593)	(816)
Finance costs	789	1,458
Income tax expense	74,032	2,953
Share of losses of associates	740	270
Inventories write downs	5,345	9,695
Unrealized foreign currency exchange gains	(154)	(18)
	388,743	43,057
Changes in:
Accounts receivable	(157,251)	(56,157)
Accounts receivable to related parties	(20)	-
Inventories	(57,585)	8,354
Other receivable from related parties	(9)	-
Other current assets	(5,550)	(292)
Other non-current assets	(19,460)	-
Accounts payable	52,406	38,833
Accounts payable to related parties	413	-
Other payable to related parties	430	260
Net defined benefit liabilities	1	1
Contract liabilities	12,436	872
Other current liabilities	2,210	(769)
Other non-current liabilities	9,143	4,065
Cash generated from operating activities	225,907	38,224
Interest received	519	849
Interest paid	(799)	(1,498)
Income tax paid	(19,599)	(2,673)
Net cash provided by operating activities	206,028	34,902

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(5,542)	(4,962)
Proceeds from disposal of property, plant and equipment	-	249
Acquisitions of intangible assets	(427)	(78)
Acquisitions of financial assets at amortized cost	(15,021)	(3,028)
Proceeds from disposal of financial assets at amortized cost	5,711	5,998
Acquisitions of financial assets at fair value through profit or loss	(16,553)	(13,135)
Proceeds from disposal of financial assets at fair value through profit or loss	20,883	10,465
Proceeds from capital reduction of investment	151	-
Acquisitions of equity method investments	(598)	-
Increase in refundable deposits	(93,767)	(3,182)
Pledges of restricted deposit	(5,295)	(5)
Cash received in advance from disposal of land	3,075	1,486
Net cash used in investing activities	(107,383)	(6,192)

Cash flows from financing activities:
Payments of cash dividends	(47,424)	(4)
Proceeds from issuance of new shares by subsidiaries	-	884
Purchases of subsidiary shares from noncontrolling interests	(152)	-
Proceeds from short-term unsecured borrowings	10,000	208,137
Repayments of short-term unsecured borrowings	(10,000)	(265,355)
Proceeds from long-term unsecured borrowings	-	60,000
Repayments of long-term unsecured borrowings	(4,500)	-
Proceeds from short-term secured borrowings	390,200	231,000
Repayments of short-term secured borrowings	(342,800)	(291,000)
Releases (pledges) of restricted deposit	(47,400)	60,000
Payment of lease liabilities	(3,431)	(1,840)
Proceeds from exercise of employee stock options	1,182	426
Net cash provided by (used in) financing activities	(54,325)	2,248
Effect of foreign currency exchange rate changes on cash and cash equivalents	(61)	(190)
Net increase in cash and cash equivalents	44,259	30,768
Cash and cash equivalents at beginning of period	184,938	101,055
Cash and cash equivalents at end of period	$229,197	$131,823

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Three Months Ended September 30,		Three Months Ended June 30,
	2021	2020	2021
Revenues	$420,938	$239,934	$365,261
Gross profit	216,725	53,605	173,596
Add: Share-based compensation – cost of revenues	675	72	-
Add: Cash award – cost of revenues	432	-	-
Gross profit excluding share-based compensation and cash award	217,832	53,677	173,596
Gross margin excluding share-based compensation and cash award	51.7%	22.4%	47.5%
Operating income	148,244	9,444	134,026
Add: Share-based compensation	23,271	5,013	-
Add: Acquisition-related charges –intangible assets amortization	275	276	276
Add: Cash award	1,582	-	-
Operating income excluding share-based compensation, acquisition-related charges and cash award	173,372	14,733	134,302
Operating margin excluding share-based compensation, acquisition-related charges and cash award	41.2%	6.1%	36.8%
Profit attributable to Himax Technologies, Inc. stockholders	118,716	8,451	108,891
Add: Share-based compensation, net of tax	18,498	3,932	-
Add: Acquisition-related charges, net of tax	211	211	212
Add: Cash award, net of tax	1,506	-	-
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	138,931	12,594	109,103
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	33.0%	5.2%	29.9%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Nine Months Ended September 30,
	2021	2020
Revenues	$1,095,202	$611,512
Gross profit	514,602	134,785
Add: Share-based compensation – cost of revenues	675	87
Add: Cash award – cost of revenues	432	-
Gross profit excluding share-based compensation and cash award	515,709	134,872
Gross margin excluding share-based compensation and cash award	47.1%	22.1%
Operating income	367,070	15,736
Add: Share-based compensation	23,271	5,525
Add: Acquisition-related charges –intangible assets amortization	828	829
Add: Cash award	1,582	-
Operating income excluding share-based compensation, acquisition-related charges and cash award	392,751	22,090
Operating margin excluding share-based compensation, acquisition-related charges and cash award	35.9%	3.6%
Profit attributable to Himax Technologies, Inc. stockholders	294,503	13,128
Add: Share-based compensation, net of tax	18,498	4,349
Add: Acquisition-related charges, net of tax	635	635
Add: Cash award, net of tax	1,506	-
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	315,142	18,112
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	28.8%	3.0%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation, Acquisition-Related Charges and Cash Award: (Amounts in U.S. Dollars)
	Three Months Ended September 30,	Nine Months Ended September 30,
	2021	2021
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.680	$1.685
Add: Share-based compensation per ADS	$0.106	$0.106
Add: Acquisition-related charges per ADS	$0.001	$0.004
Add: Cash award per ADS	$0.009	$0.009

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	$0.795	$1.803
Numbers do not add up due to rounding